

INTERNATIONAL

Corporate Office, Page House, 1 Dashwood Lang Road, The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW.
Tel: 01932 264000 Fax: 01932 264297 e-mail: groupaccounts@michaelpage.com

1 March 2006

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA



Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Final Results
2. Substantial shareholder notification – Axa
3. Substantial shareholder notification – Harris
4. Substantial shareholder notification – Silchester
5. Return of Allotment of Shares
6. Substantial shareholder notification – Fidelity
7. Return of Allotment of Shares
8. Substantial shareholder notification – Barclays

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

dlw 3/13

FULL YEAR RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005

Michael Page International plc ("Michael Page"), the specialist professional recruitment company, announces its full year results for the year ended 31 December 2005.

£m	2005	2004	Change
Turnover	523.8	433.7	+21%
Gross profit	267.6	210.6	+27%
Operating profit	66.5	38.9	+71%
Profit before tax	66.1	38.9	+70%
Basic earnings per share	14.8p	9.8p	+51%
Adjusted earnings per share (note 5)	14.8p	7.2p	+106%
Dividend	5.0p	4.0p	+25%

Key Points

- Results demonstrate strong operational gearing
- United Kingdom operating profits up from £22.9m to £31.9m
- Continental European operating profits up by over 370% to £19.4m
- Record results from Asia Pacific, operating profits of £14.1m
- Very strong cash flow from operations, up from £35.7m to £65.4m
- 16.8m shares repurchased during 2005 at a cost of £34.2m
- Steve Ingham to succeed Terry Benson as Chief Executive in May 2006

Commenting on the results, Terry Benson, Chief Executive of Michael Page, said:

"2005 was another year of considerable progress for the Group and Michael Page delivered significantly improved results over the previous year. All our businesses recorded increased profits, but the outstanding performance came from Continental Europe which grew operating profits by over 370% to £19.4m (2004: £4.1m).

"The short term outlook is encouraging for Michael Page. Against a background of relatively favourable trading conditions in all regions across the Group, we will continue our strategy of organic growth and controlled investment for the future."

Enquiries:

Michael Page International plc — **020 7831 2000 (after 8:00am)**
Terry Benson, Chief Executive
Stephen Puckett, Finance Director
Steve Ingham, Chief Executive Designate

Financial Dynamics — **020 7269 7291**
Richard Mountain / David Yates

CHAIRMAN'S STATEMENT

I am pleased to report another year of considerable progress for the Group and significantly improved results for 2005. Our outstanding performance is, we believe, clear endorsement of our longer term strategic decision only to grow organically, to maintain our infrastructure during economic slowdowns and to continue to make controlled investments for the future. This is particularly evident in the improved performance of our businesses in Continental Europe where, despite the economic conditions remaining difficult, we have increased gross profits by 40% and operating profits by over 370%.

Financial highlights

Turnover for the year ended 31 December 2005 increased 20.8% to £523.8m (2004: £433.7m). Gross profits from permanent placements again grew more rapidly than from temporary placements. This movement in business mix, together with an increase in margins on temporary placements, contributed to a strong increase in gross profit of 27.0% to £267.6m (2004: £210.6m). Given the Group's high operational gearing, operating profit increased by 71.2% to £66.5m (2004: £38.9m).

Profit before tax was £66.1m (2004: £38.9m) and adjusted earnings per share increased by 105.6% to 14.8p (2004: 7.2p before exceptional tax items).

Dividends and share repurchases

It is the Board's intention to pay dividends at a level which it believes is sustainable throughout economic cycles and to continue to use share repurchases as an additional mechanism for returning surplus cash to shareholders.

As a consequence of our strong growth in profits and excellent cash generation, the Board is recommending an increase in the total dividend per share for the year of 25%. A final dividend of 3.5p (2004: 2.75p) per share is proposed which, together with the interim dividend of 1.5p (2004: 1.25p) per share paid in October, makes a total dividend for the year of 5.0p (2004: 4.0p) per share. The final dividend will be paid on 5 June 2006 to those shareholders on the register at 5 May 2006. The total dividend is covered 3.0 times by basic earnings per share of 14.8p.

We continued to make share repurchases throughout 2005 acquiring 16.8m shares for £34.2m, representing an average cost per share of 203.7p. These shares were initially held in Treasury but were subsequently cancelled along with 7.8m shares that were held in Treasury from purchases made in 2004.

We will be seeking shareholders' consent for a renewal of the authority to repurchase up to 10% of the issued shares at the Annual General Meeting on 23 May 2006.

Employees

I wish to express my thanks to the staff worldwide for their commitment, loyalty and efforts throughout the year. Having operated throughout a sustained period of difficult trading conditions, they have maintained your Company's position as the international leader in the specialist recruitment industry.

Board of Directors

On 16 December 2005 Terry Benson announced his decision to retire as Chief Executive at the forthcoming Annual General Meeting on 23 May 2006. Terry has worked for the Group for over 26 years, the last 12 as Chief Executive, during which the company has enjoyed phenomenal success. On behalf of all stakeholders in the Group, I sincerely thank him for his tremendous contribution and he has our best wishes for his retirement.

Steve Ingham, who has been with the Group for 19 years, will succeed Terry as Chief Executive. He has been a member of the senior management for many years and a key contributor in establishing the current Group strategy. I, and the rest of the Board, am delighted that we have an exceptional successor who we are confident will continue the successful development of the Group.

On 25 April 2005, Rob Lourey, a Non-Executive Director resigned as he was relocating to Sydney, Australia. Tim Miller was appointed on 15 August 2005 as a Non-Executive Director and as Chairman of the Remuneration Committee. Stephen Burke, the former UK Managing Director, left the company in May 2005.

Outlook

The short term outlook is encouraging for Michael Page.

Against a background of favourable trading conditions in all regions across the Group, we plan to continue the controlled growth of our businesses by further increasing our headcount, continuing the discipline roll out, opening new offices in countries where we already have a presence and establishing new businesses in other countries.

On 6 April 2006 we will make a statement in respect of our trading for the first quarter.

Sir Adrian Montague CBE
Chairman
1 March 2006


Michael Page
INTERNATIONAL

CHIEF EXECUTIVE'S REVIEW

I am delighted with our performance in 2005, particularly as I believe it demonstrates the benefits of our longer term approach to the development of the Company. We have achieved good levels of growth in all of our businesses reflecting the quality of our staff and the high levels of service they provide to clients and candidates.

A product of our strategy to maintain our infrastructure in a downturn is that for a period we may carry spare capacity and consequently have high operational gearing. When economic conditions improve, we believe this approach puts us in a better position than the majority of our competitors to grow our business, and at a far faster rate. As this spare capacity is utilised through growth, we benefit from this operational gearing as evidenced by the 71.2% increase in operating profit from a 27.0% growth in gross profit.

Staff and office numbers

The investments we have made in new staff, discipline roll outs, office expansion and start ups have resulted in an increase in fee generating and support staff to 2,926 (2004: 2,551), operating from 118 (2004: 110) offices in 18 (2004: 16) countries at the end of the year.

United Kingdom

In the UK, turnover increased by 14.8% to £269.6m (2004: £234.8m) and gross profit by 17.8% to £129.5m (2004: £110.0m). Operating profits were £31.9m (2004: £22.9m), an increase of 39.3%.

The gross profits of the finance and accounting businesses of Michael Page Finance, Michael Page City and Accountancy Additions, which generated 57% of UK gross profit, were 10% higher than in 2004 with both permanent and temporary recruitment fees growing well. Michael Page Finance, the largest of the three businesses, opened an office in Liverpool and achieved the highest growth rate of the three finance businesses. Michael Page City, which accounts for less than 10% of UK gross profits, recorded the lowest level of growth. Accountancy Additions, which specialises in lower level finance and accounting positions, again expanded its office network from 30 to 32 locations with new offices in Liverpool and Edinburgh.

The combined gross profits of Michael Page Marketing, Michael Page Sales and Michael Page Retail, were 19% higher than in 2004 and represented 22% of the UK total. The Marketing and Sales businesses produced strong growth from all industry sectors, with growth from temporary placement fees exceeding permanent as we continue to develop the temping business in these disciplines. Retail's growth rate, while lower, was still over 10% despite another tough year on the High Street.

The remaining businesses together produced gross profit growth in 2005 of 44% and represent a significant opportunity for further strong growth as they are rolled out progressively across the UK network. Michael Page Legal and Michael Page Technology both performed well in the year. Michael Page Human Resources achieved another year of strong growth benefiting from its increased geographic coverage. The separation of Michael Page Engineering & Supply Chain Management into Michael Page Engineering & Manufacturing, and Michael Page Procurement & Supply Chain at the beginning of 2005 was particularly successful, with both businesses having significant scope for further expansion. Michael Page Secretarial which only started at the end of 2003 had a successful year with gross profit more than doubling.

In order to capitalise on the opportunity in Scotland, at the beginning of 2005 we created a separate management structure to drive growth from our existing offices in Glasgow and Edinburgh. This has proved to be a successful development with gross profits in Scotland increasing in 2005 by over 50%.

Continental Europe

Turnover in Continental Europe for the year increased by 28.0% to £159.2m (2004: £124.3m) and gross profit increased by 40.1% to £86.1m (2004: £61.5m). As a result of the increased revenue and high operational gearing, the region produced an increase of over 370% in operating profit at £19.4m (2004: £4.1m).

In France, our second largest business after the UK and representing 48% of the region, gross profit increased by 18%. The growth rate in our French business improved each quarter throughout the year, exceeding 20% in the fourth quarter. The growth in France came entirely from permanent recruitment with temporary recruitment fees flat on 2004 levels. While the market in France has improved during 2005, our rate of growth clearly indicates that we are well positioned to benefit and gain market share.

Elsewhere in the region, collectively our businesses achieved gross profit growth in excess of 65%. There remains considerable scope for these businesses to grow with numerous opportunities for expanding teams in existing offices and disciplines, rolling out the disciplines to existing offices and opening new offices.

In addition to the roll out of disciplines, during the year we started a business in Warsaw, Poland, our first expansion into Central Europe, and have opened a fourth office in the Netherlands in Amersfoort, and a Michael Page office in Toulouse. Page Personnel opened in Nantes, Strasbourg and Rouen in France, and Geneva in Switzerland.

As market conditions in Continental Europe continue to improve, we are reaping the benefit of our strategy to maintain and invest in our businesses during the downturn. As predicted last year, with gross profit growth maintained throughout 2005, profitability has improved considerably as spare capacity is utilised. There is still some spare capacity within a number of our businesses but in others we now need to invest to exploit the growth opportunities.


Michael Page
INTERNATIONAL

Asia Pacific

Our businesses in Asia Pacific produced a record set of results for the region. Turnover was 22.2% higher at £76.7m (2004: £62.8m), gross profit was 23.8% higher at £39.0m (2004: £31.5m) and operating profit increased 23.3% to £14.1m (2004: £11.4m).

In Australia gross profit grew a healthy 17.1% despite a disappointing fourth quarter which was impacted by an IT implementation. There continued to be strong demand from financial services, business services, mining and resources. During the year we opened a seventh office, in Chatswood, North Sydney and completed a large office relocation of our business in Melbourne.

In Hong Kong, Shanghai, Tokyo and Singapore, we achieved another year of substantial gross profit growth. In Tokyo we moved into larger offices at the beginning of the year which provides sufficient accommodation to achieve a doubling of our headcount.

The Americas

Turnover for the region was 54.6% higher at £18.3m (2004: £11.8m), gross profit increased by 68.9% to £12.9m (2004: £7.6m) and operating profit increased 161% to £1.0m (2004: £0.4m).

In North America we continued our rapid expansion opening offices in Toronto, Canada and in Philadelphia, USA. We have now established a network of seven offices in North America, providing only recruitment in Finance and Accounting. These investments, together with the continuing development of our other offices, incur significant start up costs ahead of gross profit growth.

We are extremely pleased with our progress in North America and during 2006, we will be investigating the opportunities for further office openings as well as starting other recruitment disciplines.

In Brazil we achieved another very successful year growing headcount in the São Paulo and Rio de Janeiro offices to nearly 100 staff. We have now reached the stage where we have a number of experienced and talented local staff who will further drive our expansion in Brazil and elsewhere in South America.

Executive Committee

In September 2005 the Board approved the establishment of an Executive Committee comprising Chris Adams, Regional MD Asia Pacific, Andrew Wayland, Chief Information Officer, and the four executive Main Board Directors. The committee, which is headed by the Chief Executive, is focused on the operational management of the Group and meets formally every quarter. It was formed to facilitate greater communication and cooperation between the regions, and to ensure that the deployment of our resources is considered from a global perspective.

Strategy

I am delighted with our performance in 2005 as it clearly demonstrates the strength of our longer term strategy. Having worked for Michael Page for 26 years, the last 12 as Chief Executive I believe the business is in excellent condition for many more years of successful growth and development. However I believe the time is right for me to retire from the business and in December 2005 we announced the plans for succession. Steve Ingham, who joined Michael Page in 1987, will formally take over as Chief Executive at the Annual General Meeting in May. In my opinion he and the senior management team are second to none in our sector, and they possess the energy and enthusiasm to continue the track record of achievement.

I am sure our shareholders, clients, candidates and staff will welcome the fact that the overall long term strategy of the Group will remain absolutely unchanged following the change in leadership. The Group intends to stay focused on its core competency of specialist recruitment, and will continue to grow organically by the expansion of existing businesses in their local markets, the introduction of new disciplines into existing locations and by entering new geographic markets.

There exist numerous opportunities to grow the business in all our regions and expand into new regions. There is an exceptional pool of ambitious and talented people in the Group who are highly motivated to build on our success. With the short term economic outlook set to be relatively favourable, the plan during 2006 is to slightly increase the pace of our controlled development.

Terry Benson
Chief Executive
1 March 2006


Michael Page
INTERNATIONAL

FINANCE DIRECTOR'S REVIEW

International Financial Reporting Standards (IFRS)

The 2005 financial statements are our first to have been prepared under IFRS and accordingly the comparative results for 2004 have been restated. The most significant impact from the application of IFRS on reported profits is a charge of £2.7m (2004: £1.2m) in respect of share options. Full details of the application of IFRS are set out in note 9.

Income statement

Turnover

2005 was another successful year for the Group with all regions delivering strong growth. Turnover for the year increased by 20.8% to £523.8m (2004: £433.7m). Turnover from temporary placements increased by 15.7% to £318.3m (2004: £275.2m) and represented 60.8% (2004: 63.5%) of Group turnover. Turnover from permanent placements was £205.5m (2004: £158.5m), an increase of 29.6%.

Gross profit

Gross profit for the year increased by 27.0% to £267.6m (2004: £210.6m) representing an overall gross margin of 51.1% (2004: 48.6%). The percentage increase in gross profit is greater than the increase in turnover due primarily to the higher proportion of gross profit derived from permanent placements in 2005, together with a higher volume of temporary placements at slightly higher gross margin. Gross profit from temporary placements was £72.6m (2004: £62.0m) and represented 27.1% (2004: 29.4%) of Group gross profit. The gross margin achieved on temporary placements was 22.8% (2004: 22.5%).

Operating profit

As a result of the Group's organic growth strategy and the profit based bonuses, we have a business which is operationally geared as evidenced by the 71.2% increase in operating profits from a 27.0% increase in gross profit.

This strategy means the Group incurs start up costs and operating losses as investments are made to grow existing businesses, start new businesses, open new offices and start up in new countries. The Chief Executive's review describes a number of these investments including starting businesses in Canada and Poland.

As a result of the increased numbers of staff, start up costs and higher profit related bonuses, administrative expenses in the year increased by 17.0% to £201.1m (2004: £171.8m).

The Group's largest category of expenditure is the remuneration of our consultants and support staff. Headcount of the Group was 2,551 at 1 January 2005 and increased to 2,747 at 30 June 2005. The Group's headcount increased further during the second half of the year reflecting both the growth of existing businesses and continuing investment for the future. At 31 December 2005 we employed 2,926 consultants and support staff.

Net interest

While we started the year with net cash of £12.2m there is a substantial cash outflow in January every year as quarter four and annual bonuses are paid. As a result of the decision to spend £34.2m repurchasing shares, the Group had limited surplus cash to invest. As a consequence a net interest charge was incurred of £0.4m (2004: £nil).

Taxation

Tax on profits was £16.5m (2004: £4.5m after an exceptional tax credit of £9.0m), representing an effective tax rate of 25.0% (2004: 34.8% before exceptional items). The rate is lower than the UK corporation tax rate of 30% primarily as a result of utilising and recognising tax losses incurred in earlier years. The majority of these tax losses arose in Continental Europe and have largely been recognised this year as profits in the region have grown significantly.

Earnings per share and dividends

In 2005, basic earnings per share were 14.8p (2004: 9.8p) and adjusted earnings per share in 2005 were 14.8p (2004: 7.2p before exceptional tax items). The weighted average number of shares for the year was 336.3m (2004: 351.6m) reflecting the impact of the share repurchases during the year.

An increase in the final dividend to 3.5p (2004: 2.75p) per ordinary share has been proposed which, together with the interim dividend of 1.5p (2004: 1.25p) per ordinary share, makes a total dividend for the year of 5.0p (2004: 4.0p) per ordinary share, an increase of 25%. The final dividend, which amounts to £11.5m, will be paid on 5 June 2006 to those shareholders on the register at 5 May 2006.


Michael Page
INTERNATIONAL

Balance sheet

The Group had net assets of £68.9m at 31 December 2005 (2004: £60.5m) of which £13.1m (2004: £12.2m) is represented by net cash. The increase in net assets relates to the profit of £49.6m and the credit relating to share schemes of £6.9m, more than offsetting share repurchases of £34.2m and dividends paid of £14.4m. In accordance with IFRS there is no provision in the balance sheet for the 2005 final dividend as this has not yet been approved by our shareholders.

Capital expenditure, net of disposal proceeds, increased to £6.8m (2004: £4.4m). Our capital expenditure is driven primarily by two main factors; headcount and the maintenance and enhancement of our IT systems.

The most significant item in the balance sheet is trade receivables which were £82.7m at 31 December 2005 (2004: £69.3m) representing debtor days of 49 (2004: 47 days).

Cash flow

At the start of the year the Group had net cash of £12.2m.

During the year the Group generated net cash from operating activities of £65.4m (2004: £35.7m) being £72.7m (2004: £45.3m) of EBITDA, an increase in working capital requirements of £8.5m (2004: £5.8m), movements in provisions of £0.6m (2004: £5.1m), and profit on disposal of our French contractors business of £0.6m.

The principal payments have been:

- £6.8m (2004: £4.4m) of capital expenditure, net of disposal proceeds, on property, infrastructure, information systems and motor vehicles for staff;
- taxes on profits of £10.1m (2004: £4.8m);
- dividends of £14.4m (2004: £12.6m); and
- share repurchases of £34.2m (2004: £24.1m).

At 31 December 2005 the Group had net cash balances of £13.1m (2004: £12.2m).

Treasury management and currency risk

It is the Directors' intention to finance the activities and development of the Group principally from retained earnings, and to operate the Group's business while maintaining the net debt/cash position within a relatively narrow band. Cash generated in excess of these requirements will be used to buy back the Company's shares for which renewal of the existing general authority is being sought at the forthcoming Annual General Meeting.

Cash surpluses are invested in short-term deposits with any working capital requirements being provided from Group cash resources or by local overdraft facilities.

The main functional currencies of the Group are Sterling, Euro, US Dollar and Australian Dollar. The Group does not have material transactional currency exposures nor is there a material exposure to foreign-denominated monetary assets and liabilities. The Group is exposed to foreign currency translation differences in accounting for its overseas operations although our policy is not to hedge this exposure.

Stephen Puckett
Group Finance Director
1 March 2006


Michael Page
INTERNATIONAL

CONSOLIDATED INCOME STATEMENT
For the Year Ended 31 December 2005

	Note	2005 £'000	2004 £'000
Turnover	2	**523,810**	433,731
Cost of sales		**(256,229)**	(223,090)
Gross profit	2	**267,581**	210,641
Administrative expenses		**(201,062)**	(171,783)
Operating profit	2	**66,519**	38,858
Financial income		**393**	369
Financial expenses		**(776)**	(368)
Profit before tax		**66,136**	38,859
Income tax expense	3	**(16,506)**	(4,523)
Profit for the year		**49,630**	34,336
Attributable to:			
Equity holders of the parent		**49,630**	34,336
Earnings per share			
Basic earnings per share (pence)	5	**14.8**	9.8
Diluted earnings per share (pence)	5	**14.4**	9.7

The above results relate to continuing operations.


Michael Page
INTERNATIONAL

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
at 31 December 2005

Group	Note	Share capital £'000	Capital redemption reserve £'000	EBT reserve £'000	Treasury shares £'000	Currency translation reserve £'000	Retained earnings £'000	Total equity £'000
Balance at 1 January 2004		**3,637**	**113**	**(9,871)**	**–**	**–**	**67,628**	**61,507**
Currency translation differences		–	–	–	–	(188)	–	(188)
Net expense recognised directly in equity		–	–	–	–	(188)	–	(188)
Profit for the year		–	–	–	–	–	34,336	34,336
Total recognised (expense)/income for the year		**–**	**–**	**–**	**–**	**(188)**	**34,336**	**34,148**
Purchase of own shares		(65)	65	–	(13,122)	–	(10,999)	(24,121)
Credit in respect of share schemes		–	–	–	–	–	1,559	1,559
Dividends	4	–	–	–	–	–	(12,593)	(12,593)
		(65)	65	–	(13,122)	–	(22,033)	(35,155)
Balance at 31 December 2004		**3,572**	**178**	**(9,871)**	**(13,122)**	**(188)**	**79,931**	**60,500**
Balance at 1 January 2005		**3,572**	**178**	**(9,871)**	**(13,122)**	**(188)**	**79,931**	**60,500**
Currency translation differences		–	–	–	–	492	–	492
Net income recognised directly in equity		–	–	–	–	492	–	492
Profit for the year		–	–	–	–	–	49,630	49,630
Total recognised income for the year		**–**	**–**	**–**	**–**	**492**	**49,630**	**50,122**
Purchase of own shares		–	–	–	(34,216)	–	–	(34,216)
Cancellation of treasury shares		(246)	246	–	47,338	–	(47,338)	–
Credit in respect of share schemes		–	–	–	–	–	6,922	6,922
Dividends	4	–	–	–	–	–	(14,432)	(14,432)
		(246)	246	–	13,122	–	(54,848)	(41,726)
Balance at 31 December 2005		**3,326**	**424**	**(9,871)**	**–**	**304**	**74,713**	**68,896**


Michael Page
INTERNATIONAL

BALANCE SHEET
at 31 December 2005

	Note	2005 £'000	2004 £'000
Non-current assets			
Property, plant and equipment		19,666	18,739
Intangible assets		3,751	3,733
Investments		–	–
Deferred tax assets		9,255	2,423
Other receivables		1,106	1,692
		33,778	26,587
Current assets			
Trade and other receivables		104,935	86,214
Current tax receivable		336	1,183
Cash and cash equivalents	7	20,060	12,532
		125,331	99,929
Total assets	2	159,109	126,516
Non-current liabilities			
Other payables		(662)	(1,678)
Provisions for liabilities and charges		(192)	(612)
Deferred tax liabilities		(147)	(689)
		(1,001)	(2,979)
Current liabilities			
Trade and other payables		(71,624)	(60,694)
Bank overdrafts	7	(281)	(317)
Bank loans		(6,700)	–
Current tax payable		(10,223)	(1,450)
Provisions for liabilities and charges		(384)	(576)
		(89,212)	(63,037)
Total liabilities	2	(90,213)	(66,016)
Net assets		68,896	60,500
Capital and reserves			
Called-up share capital		3,326	3,572
Capital redemption reserve		424	178
EBT reserve		(9,871)	(9,871)
Treasury shares		–	(13,122)
Currency translation reserve		304	(188)
Retained earnings		74,713	79,931
Total equity		68,896	60,500

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2005

	Note	2005 £'000	2004 £'000
Cash generated from operations	6	**65,432**	35,690
Income tax (paid)/received		**(10,127)**	(4,825)
Net cash from operating activities		**55,305**	30,865
Cash flows from investing activities			
Purchases of property, plant and equipment		**(7,167)**	(5,324)
Purchases of computer software		**(965)**	(500)
Proceeds from the sale of property, plant and equipment, and computer software		**1,354**	1,416
Proceeds from sale of business		**1,353**	–
Interest received		**393**	369
Net cash used in investing activities		**(5,032)**	(4,039)
Cash flows from financing activities			
Dividends paid		**(14,432)**	(12,593)
Interest paid		**(773)**	(367)
Proceeds from bank loan		**6,700**	–
Purchase of own shares		**(34,216)**	(24,120)
Net cash used in financing activities		**(42,721)**	(37,080)
Net increase/(decrease) in cash and cash equivalents		**7,552**	(10,254)
Cash and cash equivalents at the beginning of the year		**12,215**	22,434
Exchange gains on cash and cash equivalents		**12**	35
Cash and cash equivalents at the end of the year	7	**19,779**	12,215

NOTES TO THE FINANCIAL INFORMATION

1. Significant accounting policies

Basis of preparation

The preliminary results have been prepared under the historical cost convention and in accordance with current International Financial Reporting Standards (IFRS), and are covered by IFRS 1, "First-time Adoption of International Financial Reporting Standards", because they are the Group's first consolidated IFRS financial statements. The disclosures required by IFRS 1 concerning the transition from UK GAAP to IFRS are given in note 9. The financial statements have been prepared in accordance with IFRS adopted for use in the European Union and therefore comply with Article 4 of the EU IAS Regulation.

The financial information in the preliminary announcement does not constitute the Group's statutory financial statements for 2005 but has been extracted from the Group's 2005 financial statements and, as such, does not contain all information required to be disclosed in the financial statements prepared in accordance with International Financial Reporting Standards. Statutory financial statements for 2005 will be filed following the Annual General Meeting. The auditors have reported on these financial statements; their report was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

The financial information for the 2004 comparatives does not constitute statutory financial statements as defined in section 240 of the Companies Act 1985 but has been extracted from the reconciliations of UK GAAP to IFRS presented with the Interim Financial Information published on 15 August 2005. The UK GAAP financial information as at 31 December 2004 within the document had been extracted from the 2004 statutory financial statements which have been filed with the Registrar of Companies. The auditors have reported on those financial statements; their report was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

The financial information has been prepared in accordance with International Financial Reporting Standards, using the same accounting policies as set out in the Interim Financial Information. Whilst the financial information included in this preliminary announcement has been computed in accordance with International Financial Reporting Standards (IFRS), this announcement does not itself contain sufficient information to comply with IFRS. The Company expects to publish full financial statements that comply with IFRS in April 2006.

The preliminary announcement was approved by the board of directors on 1 March 2006.

The Annual General Meeting of Michael Page International plc will be held at Victoria House, Southampton Row, London, WC1B 4JB on 23 May 2006 at 12.00 noon.

2. Segment reporting

Business is the Group's primary segment. The consolidated entity operates in one business segment being that of recruitment services. As a result, no additional business segment information is required to be provided. The Group's secondary segment is geography. The segment results by geography are shown below:

(a) Turnover and gross profit by geographic region

		Turnover		Gross Profit	
		2005 £'000	2004 £'000	**2005 £'000**	2004 £'000
United Kingdom		**269,623**	234,822	**129,535**	109,984
Continental Europe		**159,157**	124,293	**86,138**	61,503
Asia Pacific	Australia	**61,152**	51,286	**24,722**	21,105
	Other	**15,565**	11,484	**14,315**	10,429
	Total	**76,717**	62,770	**39,037**	31,534
Americas		**18,313**	11,846	**12,871**	7,620
		523,810	433,731	**267,581**	210,641

The analysis below is of the carrying amount of segment assets, segment liabilities and capital expenditure. Segment assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The individual geographic segments exclude income tax assets and liabilities. Capital expenditure comprises additions to property, plant and equipment, motor vehicles and computer hardware/software.


Michael Page
INTERNATIONAL

NOTES TO THE FINANCIAL INFORMATION

2. Segment reporting (continued)

(b) Segment assets, segment liabilities and capital expenditure by geographic region

		Total Assets		Total Liabilities		Capital Expenditure	
		2005 £'000	2004 £'000	2005 £'000	2004 £'000	2005 £'000	2004 £'000
United Kingdom		**66,379**	55,897	**39,159**	30,924	**3,117**	3,106
Continental Europe		**64,932**	50,222	**31,648**	27,246	**2,403**	1,404
Asia Pacific	Australia	**12,256**	10,134	**5,547**	4,178	**773**	610
	Other	**6,877**	5,157	**1,694**	1,295	**584**	98
	Total	**19,133**	15,291	**7,241**	5,473	**1,357**	708
Americas		**8,329**	3,923	**1,942**	923	**1,255**	606
Segment assets/liabilities/capital expenditure		**158,773**	125,333	**79,990**	64,566	**8,132**	5,824
Income tax		**336**	1,183	**10,223**	1,450		
		159,109	126,516	**90,213**	66,016		

(c) Turnover and gross profit by discipline

	Turnover		Gross Profit	
	2005 £'000	2004 £'000	2005 £'000	2004 £'000
Finance and accounting	**336,207**	290,151	**159,463**	129,687
Marketing, sales and retail	**84,591**	73,985	**55,111**	44,894
Other	**103,012**	69,595	**53,007**	36,060
	523,810	433,731	**267,581**	210,641


Michael Page
INTERNATIONAL

NOTES TO THE FINANCIAL INFORMATION

2. Segment reporting (continued)

(d) Operating profit by geographic region

		2005 £'000	2004 £'000
United Kingdom		31,939	22,928
Continental Europe		19,449	4,101
Asia Pacific	Australia	8,509	7,551
	Other	5,593	3,883
	Total	14,102	11,434
Americas		1,029	395
		66,519	38,858

The above analysis in notes (b) segment liabilities by geographic region, (c) turnover and gross profit by discipline (being the professions of candidates placed), and (d) by operating profit, have been included as additional disclosure over and above the requirement of IAS 14 "Segment Reporting".

3. Taxation on profits on ordinary activities

The charge for taxation is based on the annual tax rate of 25.0% on profit before tax (2004: 34.8% before exceptional items). The exceptional item referred to in the prior year comparatives relates to a tax deduction received as a result of the vesting of the Restricted Share Scheme in April 2004. This deduction for income tax purposes arose in various tax jurisdictions and resulted in a non-operational exceptional credit of £9.0m to the income tax charge.

Analysis of charge in year

	2005 £'000	2004 £'000
UK income tax at 30% for year before exceptional tax credits	12,522	9,081
UK exceptional tax credit	–	(7,935)
UK income tax at 30% for year after exceptional tax credits	12,522	1,146
Adjustments in respect of prior periods	(120)	152
Overseas income tax before exceptional tax credits	7,334	3,644
Exceptional tax credit	–	(1,065)
Overseas income tax after exceptional tax credits	7,334	2,579
	19,736	3,877
Deferred tax expense		
Origination and reversal of temporary differences	(609)	646
Benefit of tax losses recognised	(2,621)	–
Deferred tax expense	(3,230)	646
Total income tax expense in the income statement	16,506	4,523


Michael Page
INTERNATIONAL

NOTES TO THE FINANCIAL INFORMATION

4. Dividends

	2005 £'000	2004 £'000
Amounts recognised as distributions to equity holders in the year:		
Final dividend for the year ended 31 December 2004 of 2.75p per ordinary share (2003: 2.3p)	**9,444**	8,248
Interim dividend for the year ended 31 December 2005 of 1.5p per ordinary share (2004: 1.25p)	**4,988**	4,345
	14,432	12,593
Amounts proposed as distributions to equity holders in the year:		
Proposed final dividend for the year ended 31 December 2005 of 3.5p per ordinary share (2004: 2.75p)	**11,497**	9,444

The proposed final dividend had not been approved by shareholders at 31 December 2005 and therefore has not been included as a liability.
The comparative final dividend at 31 December 2004 was also not recognised as a liability in the prior year comparatives.

A final dividend of 3.5p (2004: 2.75p) per ordinary share will be paid on 5 June 2006 to shareholders on the register at the close of business on 5 May 2006.

5. Earnings per ordinary share

The calculation of the basic, diluted and adjusted earnings per share is based on the following data:

Earnings	2005	2004
Earnings after exceptional tax items for basic earnings per share (£'000)	**49,630**	34,336
Exceptional tax items (£'000)	**–**	(9,000)
Earnings before exceptional tax items for adjusted earnings per share (£'000)	**49,630**	25,336
Number of shares		
Weighted average number of shares used for basic and adjusted earnings per share ('000)	**336,283**	351,555
Dilution effect of share plans ('000)	**9,014**	3,744
Diluted weighted average number of shares used for diluted earnings per share ('000)	**345,297**	355,299
Basic earnings per share (pence)	**14.8**	9.8
Diluted earnings per share (pence)	**14.4**	9.7
Adjusted earnings per share (pence)	**14.8**	7.2

The above results relate to continuing operations.


Michael Page
INTERNATIONAL

NOTES TO THE FINANCIAL INFORMATION

6. Cash flows from operating activities

	2005 £'000	2004 £'000
Profit before tax	**66,136**	38,859
Depreciation and amortisation charges	**6,162**	6,404
(Profit)/loss on sale of property, plant and equipment, and computer software	**(183)**	53
Profit on the sale of business (note 22)	**(622)**	–
Share scheme charges	**2,694**	1,178
Net finance cost/(income)	**383**	(1)
Operating cashflow before changes in working capital and provisions	**74,570**	46,493
Increase in receivables	**(17,907)**	(17,739)
Increase in payables	**9,381**	11,987
Decrease in provisions	**(612)**	(5,051)
Cash generated from operations	**65,432**	35,690

7. Cash and cash equivalents

	2005 £'000	2004 £'000
Cash at bank and in hand	**11,095**	10,091
Short term deposits	**8,965**	2,441
Cash and cash equivalents	**20,060**	12,532
Bank overdrafts	**(281)**	(317)
Cash and cash equivalents in the statement of cash flows	**19,779**	12,215

8. Capital commitments

The Group had contractual capital commitments of £0.4m as at 31 December 2005 (2004: £0.8m) relating to property, plant and equipment. The Group had contractual capital commitments of £nil as at 31 December 2005 (2004: £0.1m) relating to computer software.


Michael Page
INTERNATIONAL

NOTES TO THE FINANCIAL INFORMATION

9. Adoption of IFRS in 2005

The accounting policies were changed on 1 January 2005 to comply with IFRS. The transition from UK GAAP to IFRS is accounted for in accordance with IFRS 1, "First-Time Adoption of International Financial Reporting Standards" with 1 January 2004 as the date of transition. The changes in accounting policies as a consequence of the transition to IFRS are described below, and the reconciliations of the effects of the transition to IFRS are summarised below and presented in full in the notes to the first IFRS financial statements.

The transition to IFRS resulted in the following changes in accounting policies:

Goodwill is not amortised but measured at cost less impairment losses. Under UK GAAP, goodwill was amortised on a straight-line basis through profit and loss over its estimated useful economic life of 20 years. The effect of the change is an increase in equity and profit before tax of £96k at 31 December 2004. The change does not affect equity or profit before tax at 1 January 2004. The change has no tax effect as deferred taxes are not recognised for temporary differences arising from goodwill for which amortisation is not deductible for tax purposes.

Dividends to shareholders declared after the balance sheet date but before the financial statements are authorised for issue are not recognised as a liability at the balance sheet date but are disclosed separately in the notes. Under UK GAAP dividends for the accounting year were recognised as a liability. The effect of the change is an increase in equity at 1 January 2004 of £8.2m and £9.5m at 31 December 2004.

Share option costs under UK GAAP were based on the intrinsic value of the option at the date of grant and as such, grants made under the Group's share option plans did not result in a charge to the income statement. Under IFRS 2 "Share-based Payment", the Group measures the cost of all share options granted since 7 November 2002 that have not fully vested at the balance sheet date, using an option pricing model. A liability in respect of social charges has also been recognised in respect of the Group's share option schemes.

Deferred tax relating to the new share option charges described above have been recognised as a deferred tax asset.

Computer software has been reclassified from tangible fixed assets to intangible fixed assets.

Cumulative translation differences for all foreign operations have been deemed to be zero at the date of transition. After the date of transition, foreign exchange differences arising from the translation of accounts of overseas operations are shown in a currency translation reserve as a separate component of equity.


Michael Page
INTERNATIONAL

NOTES TO THE FINANCIAL INFORMATION

9. Adoption of IFRS in 2005 (continued)

Reconciliation of Profit

	Ref	Year ended 31 December 2004 (end of last period presented under UK GAAP)		
	Ref	Under UK GAAP £'000	Effect of transition to IFRS £'000	Under IFRS £'000
Turnover		433,731	–	433,731
Cost of sales		(223,090)	–	(223,090)
Gross profit		210,641	–	210,641
Administrative expenses	a, c	(170,604)	(1,179)	(171,783)
Operating profit		40,037	(1,179)	38,858
Net finance income		1	–	1
Profit before tax		40,038	(1,179)	38,859
Income tax expense	d	(4,933)	410	(4,523)
Profit for the year		35,105	(769)	34,336
Attributable to:				
Equity holders of the parent		35,105	(769)	34,336
Earnings per share				
Basic earnings per share (pence)		10.0	(0.2)	9.8
Diluted earnings per share (pence)		9.9	(0.2)	9.7

		£'000
Profit UK GAAP		35,105
Goodwill not amortised after date of transition	a	96
Share option charges	c	(1,275)
Deferred tax on share scheme charges	d	410
		(769)
Profit IFRS		34,336


Michael Page
INTERNATIONAL

NOTES TO THE FINANCIAL INFORMATION

9. Adoption of IFRS in 2005 (continued)

Reconciliation of Equity

	Ref	At 1 January 2004 (date of transition)			At 31 December 2004 (end of last period presented under UK GAAP)		
		Under UK GAAP £'000	Effect of transition to IFRS £'000	Opening IFRS balance sheet £'000	Under UK GAAP £'000	Effect of transition to IFRS £'000	Opening IFRS balance sheet £'000
Non-current assets							
Property, plant and equipment	e	23,101	(2,444)	20,657	20,933	(2,194)	18,739
Goodwill	a	1,539	–	1,539	1,443	96	1,539
Computer software	e	–	2,444	2,444	–	2,194	2,194
Deferred income tax assets	d	1,345	1,416	2,761	254	2,169	2,423
Other receivables		1,570	–	1,570	1,692	–	1,692
		27,555	**1,416**	**28,971**	**24,322**	**2,265**	**26,587**
Current assets							
Trade and other receivables		68,615	–	68,615	86,214	–	86,214
Current tax receivable		1,664	–	1,664	1,183	–	1,183
Cash and cash equivalents		23,211	–	23,211	12,532	–	12,532
		93,490	**–**	**93,490**	**99,929**	**–**	**99,929**
Total assets		**121,045**	**1,416**	**122,461**	**124,251**	**2,265**	**126,516**
Non-current liabilities							
Other payables	c	(444)	(759)	(1,203)	(461)	(1,217)	(1,678)
Provisions for liabilities and charges		(1,376)	–	(1,376)	(612)	–	(612)
Deferred tax liabilities	d	–	(727)	(727)	–	(689)	(689)
		(1,820)	**(1,486)**	**(3,306)**	**(1,073)**	**(1,906)**	**(2,979)**
Current liabilities							
Trade and other payables	b	(57,356)	8,234	(49,122)	(70,164)	9,470	(60,694)
Borrowings		(777)	–	(777)	(317)	–	(317)
Current tax payable		(2,886)	–	(2,886)	(1,450)	–	(1,450)
Provisions for liabilities and charges		(4,863)	–	(4,863)	(576)	–	(576)
		(65,882)	**8,234**	**(57,648)**	**(72,507)**	**9,470**	**(63,037)**
Total liabilities		**(67,702)**	**6,748**	**(60,954)**	**(73,580)**	**7,564**	**(66,016)**
Net assets		**53,343**	**8,164**	**61,507**	**50,671**	**9,829**	**60,500**
Capital and reserves							
Called-up share capital		3,637	–	3,637	3,572	–	3,572
Capital redemption reserve		113	–	113	178	–	178
EBT reserve		(9,871)	–	(9,871)	(9,871)	–	(9,871)
Treasury shares		–	–	–	(13,122)	–	(13,122)
Currency translation reserve	f	–	–	–	–	(188)	(188)
Profit and loss account		59,464	8,164	67,628	69,914	10,017	79,931
Total equity		**53,343**	**8,164**	**61,507**	**50,671**	**9,829**	**60,500**


Michael Page
INTERNATIONAL

NOTES TO THE FINANCIAL INFORMATION

9. Adoption of IFRS in 2005 (continued)

Reconciliation of Group Equity (continued)

	Ref	At 1 January 2004 (date of transition) Effect of transition to IFRS £'000	At 31 December 2004 (end of last period presented under UK GAAP) Effect of transition to IFRS £'000
Total equity UK GAAP		53,343	50,671
Goodwill not amortised after date of transition	a	–	96
Dividend not recognised as a liability until approved by shareholders	b	8,234	9,470
Social charges on share option schemes	c	(759)	(1,217)
Deferred tax on share schemes	d	689	1,480
Computer software now classified as intangible	e	–	–
Currency translation reserve	f	–	–
Total adjustments to equity		8,164	9,829
Total equity IFRS		61,507	60,500

There are no material adjustments to the cash flow statement in either period.


Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:27 24-Feb-06
Number	9226Y

Michael Page
INTERNATIONAL

RNS Number:9226Y
Michael Page International PLC
24 February 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

AXA S.A.

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

UNKNOWN

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

UNKNOWN

9) Class of security

ORDINARY SHARES

10) Date of transaction

22/02/06

11) Date company informed

19,560,092

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

5.86%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

J. TATHAM
(01932 264143)

16) Name and signature of authorised company official responsible for making this notification

J. TATHAM

Date of Notification 24/02/06

Letter to: Michael Page International PLC
Dated: 22 February 2006

NOTIFICATION OF INTEREST(S) IN SHARES UNDER SECTION 198 COMPANIES ACT 1985 ("THE ACT")

Michael Page International PLC

This notification supersedes any previous notification from AXA Investment Managers UK Ltd.

We are writing on behalf of AXA S.A. of 25 Avenue Matignon, 75008 Paris and its Group Companies who are deemed to have an interest in these shares.

AXA S.A. knows that they were interested in 19,560,092 Ord 1p in the 332,637,799 share capital immediately after the time when the obligation of disclosure arose pursuant to section 198 of the Act. These shares are represented by a beneficial interest of 16,603,729 shares (4.99%), and a non-beneficial interest of 2,956,363 shares (0.89%).

The identity of each registered holder of the shares to which this notice relates, so far as is known to AXA Investment Managers UK Ltd, as at 21/02/06, is as per the Appendix below.

This notification of change is due to a decrease in the beneficial interest holding from 5.09% to 4.99%

DISCLOSURE OF INTEREST IN SHARES OF
APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985
Michael Page International PLC Ord 1p

Total number of shares held as at 21/02/06 was 19,560,092 the breakdown of which is set out bel

Name of the Company/Fund	Number of Shares	Particulars of Beneficial owners

AXA UK Investment Co ICVC Ethical Fund (Non - Beneficial)	125,000	Trustees of AXA UK Investment Co ICVC Ethical Fund
AXA UK Investment Co ICVC UK Growth Fund (Non - Beneficial)	596,485	Trustees of AXA UK Investment Co ICVC UK Growth Fund
AXA UK Investment Co ICVC UK Opportunities Fund (Non - Beneficial)	550,000	Trustees of AXA UK Investment Co ICVC UK Opportunities Fund
AXA World Funds British Equities Fund (Non - Beneficial)	7,149	Trustees of AXA World Funds British Equities Fund
Sun Life Nominees Ltd A/c 20 (Non - Beneficial)	43,147	Trustees of the Princes Pension Scheme Princes Foods Ltd Royal Liver Building Pierhead Liverpool L3 1NX
Sun Life Nominees Ltd A/c 29 (Non - Beneficial)	57,489	Trustees of the Cobham Pension Plan Brook Road Wimborne Dorset DH21 2BH
Sun Life Nominees Ltd A/c 31 (Non - Beneficial)	14,322	Trustees of the Princes (1977) Pension Scheme Princes Foods Ltd Royal Liver Building Pierhead Liverpool L3 1NX
Sun Life Pensions Management Ltd (Beneficial)	478,729	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	3,575,000	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	6,250,000	Sun Life Pensions Management Ltd
Sun Life Assurance Society Plc (Beneficial)	2,250,000	Sun Life Assurance Society Plc

Sun Life Unit Assurance Ltd A/c X (Beneficial)	850,000	Sun Life Unit Assurance Ltd
AXA Sun Life plc (fmly AXA Equity & Law Life Assurance Society plc) (Beneficial)	3,200,000	AXA Sun Life plc (fmly AXA Equity & Law Life Assurance Society plc)
AXA General Unit Trust (Non - Beneficial)	335,771	HSBC Global Custody Nominee (UK) Limited as Trustees of the Trust
AXA UK Group Pension Scheme Equity Fund (Non - Beneficial)	1,200,000	AXA UK Group Pension Scheme Equity Fund
AXA Rosenberg (Non - Beneficial)	27,000	AXA Rosenberg

Letter from: AXA Fund Managers Limited

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:04 22-Feb-06
Number	7999Y

Michael Page
INTERNATIONAL

RNS Number:7999Y
Michael Page International PLC
22 February 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HARRIS ASSOCIATES L.P. and certain subsidiary undertakings

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Funds under Management

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

Unknown

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

Unknown

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

Unknown

9) Class of security

ORDINARY SHARES

10) Date of transaction

17/2/06

11) Date company informed

12) Total holding following this notification

39,232,100

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

11.75%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Jeremy Tatham
(01932) 264143

16) Name and signature of authorised company official responsible for making this notification

J. TATHAM

Date of Notification 22/2/2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:42 21-Feb-06
Number	7411Y

Michael Page INTERNATIONAL

RNS Number:7411Y
Michael Page International PLC
21 February 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

SILCHESTER INTERNATIONAL INVESTORS LIMITED

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

NAME	NUMBER
Northern Trust Company	25,683,231

5) Number of shares/amount of stock acquired.

UNKNOWN

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

UNKNOWN

7) Number of shares/amount of stock disposed

UNKNOWN

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

UNKNOWN

9) Class of security

ORDINARY SHARES

10) Date of transaction

17/2/06

11) Date listed company informed

17/2/06

12) Total holding following this notification

25,683,231

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7.69%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932 264143

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Date of Notification 20/2/2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RECEIVED

2006 MAR 13 P 12:18

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	3310225
Company name in full	MICHAEL PAGE INTERNATIONAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21	01	2006	14	02	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	147,685		
Nominal value of each share	1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	£1.75		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 6

Signed [signature] Date 15/02/2006

** ~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

RICHARD MCBRIDE

Tel (01932) 264141

DX number DX exchange

Allotted Shares for the period 21/1/2006 to 14/2/2006

Shareholder details		Shares and share class allotted	
Name(s) Chris Andrews **Address** Goring Oxfordshire UK	Post Code RG8 0HL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Simon Bell **Address** Widmerpool Road Wysall Notts UK	Post Code NG12 5PL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 453
Name(s) Geoff Chapman **Address** Chingford London UK	Post Code E4 9BE	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,232
Name(s) Sue Cooper **Address** BUSHEY HEATH HERTFORDSHIRE UK	Post Code WD23 4HS	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 12,817
Name(s) Joanna Curtis (Lynn) **Address** Worcester Park Surrey UK	Post Code KT4 7NX	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 227

Allotted Shares for the period 21/1/2006 to 14/2/2006

Shareholder details		Shares and share class allotted	
Name(s) Claire Edwards (Griffiths) **Address** Hook Hampshire UK	Post Code RG27 9PF	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Philippa Ejje (Thompson) **Address** 34 Lancaster Gate London UK	Post Code W2 3LP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 453
Name(s) Nicola Hallworth-Rudd **Address** Alwoodley Leeds West Yorkshire UK	Post Code LS17 8DZ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 453
Name(s) Sally Hick **Address** City Beach Australia	Post Code WA 6015	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 454
Name(s) Alex Holbrook (Cooper) **Address** Battersea London UK	Post Code SW11 3DP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 453

Allotted Shares for the period 21/1/2006 to 14/2/2006

Shareholder details	Shares and share class allotted	
Name(s) Faye Iqbal (Simmons) **Address** Battersea London UK Post Code SW11 6DA	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 453
Name(s) Richard King **Address** Prahran Australia Post Code VIC 3181	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 6,008
Name(s) Nick Kirk **Address** LONDON UK Post Code SW15 1QH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 12,015
Name(s) Sarah Kirk (Scott) **Address** LONDON UK Post Code SW15 1QH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,134
Name(s) Adam Leon **Address** Grappenhall Ridge Broad Lane Grappenhall Cheshire UK Post Code WA4 3HS	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 25,393

Allotted Shares for the period 21/1/2006 to 14/2/2006

Shareholder details		Shares and share class allotted	
Name(s) Xavier LOGEAIS **Address** PARIS France	Post Code 75016	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 25,393
Name(s) Simon Meyer **Address** Annandale Australia	Post Code NSW 2038	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Louise Palmer **Address** Redhill Surrey UK	Post Code RH1 2HP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 846
Name(s) Vicki Ramsden **Address** Lilyfield Australia	Post Code NSW 2040	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 16,021
Name(s) Stefan Reinerink **Address** AMSTERDAM Holland	Post Code 1074 HW	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 113

Allotted Shares for the period 21/1/2006 to 14/2/2006

Shareholder details		Shares and share class allotted	
Name(s) Stephen Rutherford **Address** Balham London UK	Post Code SW12 8HP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 680
Name(s) Jason Saunders **Address** Brighton Australia	Post Code VIC 3186	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 453
Name(s) Paul Smith **Address** Hitchin Herts UK	Post Code SG4 9RA	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 453
Name(s) Grant Speed **Address** The Bow Quarter Fairfield Road London UK	Post Code E3 2UP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 453
Name(s) Mike Stevenson **Address** Carlisle Place London UK	Post Code SW1P 1NH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 12,695

Allotted Shares for the period 21/1/2006 to 14/2/2006

Shareholder details		Shares and share class allotted	
Name(s) Cécile WIGNIOLLE		**Class of shares allotted**	**Number allotted**
Address PARIS		£0.01 ordinary shares	2,003
France	Post Code 75017		

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:03 08-Feb-06
Number	1291Y

Michael Page
INTERNATIONAL

RNS Number:1291Y
Michael Page International PLC
08 February 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL AND ITS DIRECT + INDIRECT SUBS

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

JP MORGAN, BOURNEMOUTH	660,740
NORTHERN TRUST, LONDON	51,659
BROWN BROS HARRIMN	7,272,429

	7,984,828
	----------

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

5,252,797

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

1.57%

9) Class of security

ORDINARY SHARES

10) Date of transaction

11) Date listed company informed

8/2/06

12) Total holding following this notification

7,984,828

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

2.39%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932-264143

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Date of Notification 8/2/2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

RECEIVED

2006 MAR 13 P 12: 8

OFFICE OF INTERNATIONAL CORPORATE FINANCE


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3310225
Company name in full	MICHAEL PAGE INTERNATIONAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	05	01	2006	20	01	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	1,232,616		
Nominal value of each share	1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	£1.27 (average)		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	


A02 *AECOCCDH* 138
COMPANIES HOUSE 25/01/2006

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 13

Signed [signature] Date 23/01/2006

** ~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

RICHARD MCBRIDE

Tel 01932 264141

DX number DX exchange

Allotted Shares for the period 5/1/2006 to 20/1/2006

Shareholder details		Shares and share class allotted	
Name(s) Simon Bell **Address** Widmerpool Road Wysall Notts UK	Post Code NG12 5PL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Andy Bentote **Address** London UK	Post Code W4 5DN	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Johan Brucale **Address** Boulogne Billancourt France	Post Code 92100	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,003
Name(s) Steve Burke **Address** 27-29 Egerton Gardens London UK	Post Code SW3 2DE	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 426,556
Name(s) Nick Claridge **Address** Kenswick Manor Lower Broadheath Worcester UK	Post Code WR2 6QX	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 12,015

Allotted Shares for the period 5/1/2006 to 20/1/2006

Shareholder details		Shares and share class allotted	
Name(s) Matthew Cook **Address** Elsternwick Australia	Post Code VIC 3185	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,005
Name(s) Paul Cooper **Address** Woodside Wimbledon London UK	Post Code SW19 7QN	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Darran Crellin **Address** Epsom Surrey UK	Post Code KT19 8AP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,403
Name(s) Georgina Crompton **Address** Rhosesmor Road Halkyn Flintshire UK	Post Code CH8 8DL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Joanna Curtis (Lynn) **Address** Worcester Park Surrey UK	Post Code KT4 7NX	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,005

Allotted Shares for the period 5/1/2006 to 20/1/2006

Shareholder details	Shares and share class allotted	
Name(s) Richard Davies **Address** Marlow Bucks UK Post Code SL7 1NL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,003
Name(s) Fiona Davis **Address** Darlinghurst Australia Post Code NSW 2010	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,005
Name(s) Philippa Ejje (Thompson) **Address** 34 Lancaster Gate London UK Post Code W2 3LP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Michelle Evans **Address** Kingsbury Road Curdworth Suttoncoldfield West Midlands UK Post Code B76 9DR	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Elizabeth Ewen (Tinch) **Address** Strawberry Hill Twickenham Middlesex UK Post Code TW1 4JX	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 24,032

Allotted Shares for the period 5/1/2006 to 20/1/2006

Shareholder details	Class of shares allotted	Number allotted
Name(s) Yann FESSARD DE FOUCAULT **Address** LEVALLOIS PERRET France Post Code 92300	£0.01 ordinary shares	4,005
Name(s) Jo Francis **Address** Godalming Surrey UK Post Code GU7 2BE	£0.01 ordinary shares	2,003
Name(s) Richard Gahagan **Address** Heaton Mersey Stockport UK Post Code SK4 3AE	£0.01 ordinary shares	8,010
Name(s) Stuart Gilboy **Address** Cuckfield West Sussex UK Post Code RH17 5JQ	£0.01 ordinary shares	2,003
Name(s) Matthew Gribble **Address** Bondi Australia Post Code NSW 2026	£0.01 ordinary shares	16,021

Allotted Shares for the period 5/1/2006 to 20/1/2006

Shareholder details	Class of shares allotted	Number allotted
Name(s) Nicola Hallworth-Rudd **Address** Alwoodley Leeds West Yorkshire UK Post Code LS17 8DZ	£0.01 ordinary shares	8,010
Name(s) Julian Harburn **Address** West Linton Peeblesshire Scotland Post Code EH46 7BP	£0.01 ordinary shares	2,003
Name(s) Renny Hayes **Address** 18 Crescent Road Wokingham Berkshire UK Post Code RG40 2DB	£0.01 ordinary shares	24,032
Name(s) Sally Hick **Address** City Beach Australia Post Code WA 6015	£0.01 ordinary shares	8,011
Name(s) Alex Holbrook (Cooper) **Address** Battersea London UK Post Code SW11 3DP	£0.01 ordinary shares	8,010

Allotted Shares for the period 5/1/2006 to 20/1/2006

Shareholder details		Shares and share class allotted	
Name(s) Mark Houghton **Address** London UK	Post Code W14 0EP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Camilla Howden **Address** Reigate Surrey UK	Post Code RH2 7JN	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,003
Name(s) Mark Iliffe **Address** High Wycombe Buckinghamshire UK	Post Code HP13 6HL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Faye Iqbal (Simmons) **Address** Battersea London UK	Post Code SW11 6DA	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Sarah Jones (Warne) **Address** Uphill Weston-Super-Mare North Somerset UK	Post Code BS23 4SH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,403

Allotted Shares for the period 5/1/2006 to 20/1/2006

Shareholder details		Shares and share class allotted	
Name(s) Sarah Kirk (Scott) **Address** LONDON UK	Post Code SW15 1QH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 20,026
Name(s) Robert Klein **Address** Frankfurt / Main Germany	Post Code 60320	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,003
Name(s) Matt Leedham **Address** Bulstrode Lane Felden Herts UK	Post Code HP3 0BP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 12,015
Name(s) Kaye Logan (Breen) **Address** Chorlton Cum Hardy Manchester UK	Post Code M21 9NQ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 12,015
Name(s) Robert Lyster **Address** Clayfield Australia	Post Code QLD 4011	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,005

Allotted Shares for the period 5/1/2006 to 20/1/2006

Shareholder details		Shares and share class allotted	
Name(s) Greg McManus **Address** Orpington Kent UK	Post Code BR6 0QF	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 12,817
Name(s) Nigel Milford **Address** Oakville Toronto Ontario Canada	Post Code L6J 5M1	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 24,032
Name(s) James Nathan **Address** Station Road Goring-on-Thames Oxfordshire	Post Code RG8 9HA	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Beverely Nicholas **Address** Stony Stratford Milton Keynes UK	Post Code MK11 1BJ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Andrew Norton **Address** Highett Australia	Post Code VIC 3190	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 6,008

Allotted Shares for the period 5/1/2006 to 20/1/2006

Shareholder details		Shares and share class allotted	
Name(s) Jacqui Offield **Address** 23 Osborne Road Windsor Berkshire UK	Post Code SL4 3EG	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 12,817
Name(s) Mitchell Partington **Address** Crosby Merseyside UK	Post Code L23 2RH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,003
Name(s) David Partridge **Address** Pinner Middlesex UK	Post Code HA5 3HE	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 20,026
Name(s) Michelle Peterson (Fayle) **Address** Middle Park Australia	Post Code VIC 3206	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,005
Name(s) Martin Pike **Address** 1st Floor 4 Brindley Place Brindley Place Birmingham UK	Post Code B1 2JG	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 16,021

Allotted Shares for the period 5/1/2006 to 20/1/2006

Shareholder details		Shares and share class allotted	
Name(s) Stefan Reinerink **Address** AMSTERDAM Holland	Post Code 1074 HW	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,003
Name(s) Elizabeth Roberts **Address** Elizabeth Bay Australia	Post Code NSW 2011	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 6,008
Name(s) Kath Roberts **Address** 2 Tintinhull Court Mews St Margarets Road Tintinhull UK	Post Code BA22 8PL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 24,032
Name(s) Stephen Rutherford **Address** Balham London UK	Post Code SW12 8HP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 12,015
Name(s) Ewan Sangster **Address** 19 Hook Road Surbiton Surrey UK	Post Code KT6 5AA	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010

Allotted Shares for the period 5/1/2006 to 20/1/2006

Shareholder details		Shares and share class allotted	
Name(s) Jason Saunders **Address** Brighton Australia	Post Code VIC 3186	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Paul Smith **Address** Hitchin Herts UK	Post Code SG4 9RA	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Grant Speed **Address** The Bow Quarter Fairfield Road London UK	Post Code E3 2UP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Valentina Stojanovski (Papalevski) **Address** Newington Australia	Post Code NSW 2127	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,003
Name(s) Paul Sykes **Address** Grappenhall Warrington UK	Post Code WA4 2EN	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010

Allotted Shares for the period 5/1/2006 to 20/1/2006

Shareholder details		Shares and share class allotted	
Name(s) *Mark Thomas* **Address** Green Lane Ellisfield Hants UK	Post Code RG25 2QL	**Class of shares *allotted*** £0.01 ordinary shares	**Number *allotted*** 20,026
Name(s) Simon Tobin **Address** Newtown Australia	Post Code NSW 2042	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 16,021
Name(s) Tamsin Trusler **Address** North Lake Bracknell UK	Post Code RG12 7WJ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Stephen White **Address** Bramhope Leeds UK	Post Code LS16 9EU	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,010
Name(s) Gordon Whyte **Address** Elizabeth Bay Australia	Post Code NSW 2011	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,011

Allotted Shares for the period 5/1/2006 to 20/1/2006

Shareholder details		Shares and share class allotted	
Name(s) Jonathan Wiles **Address** Sunninghill Berkshire UK	Post Code SL5 0NX	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 24,032
Name(s) Lisa Wintrip **Address** Livingstone Park Epsom Surrey UK	Post Code KT19 8AP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 12,015
Name(s) Daniel Winzar **Address** Stoney Stratford Milton Keynes UK	Post Code MK11 1BJ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,003
Name(s) Ben Woods **Address** Pangborne Reading Berkshire UK	*Post Code RG8 7KBU*	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,005
Name(s) Louisa Yeung **Address** Block 16 South Horizons Hong Kong	Post Code Ap Lei Chau	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 8,011

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	15:23 24-Jan-06
Number	3805X

Michael Page
INTERNATIONAL

RNS Number:3805X
Michael Page International PLC
24 January 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

3,096,887

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

0.93%

9) Class of security

ORDINARY SHARES

10) Date of transaction

19/1/06

11) Date listed company informed

19,905,287

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

5.97%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932 264143

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Date of Notification 24/1/2006

Legal Entity		Holding
Gerrard Ltd		3,500
Barclays Life Assurance Co Ltd		408,032
Barclays Global Investors Ltd		18,544,766
Barclays Capital Securities Ltd		948,989
	Group Holding	19,905,287

END

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